The Real Brokerage Announces that Agent Leader Ken Pozek has Joined Its Board of Directors

Appointment reinforces Real's commitment to agent representation and long-term shared success

MIAMI (Feb. 11, 2026) - The Real Brokerage Inc. (NASDAQ: REAX), a leading real estate technology platform redefining the industry through innovation and culture, today announced that agent leader Ken Pozek, founder and leader of The Pozek Group, has joined the Company's Board of Directors. The appointment reflects Real's belief that its agents, who collectively represent the company's largest shareholder group, should have a direct voice in shaping its strategic direction.

"As a brokerage built by and for agents, it's important that their perspective is represented in the boardroom," said Tamir Poleg, Chairman and CEO of Real. "Ken is a highly respected industry leader who deeply understands what agents need to succeed. His experience across traditional and cloud-based brokerages, along with his ability to scale a modern, media-forward team through a highly personalized leadership approach, will be invaluable as we continue to prioritize better serving agents at every stage of their careers."

Pozek recently rejoined Real with his 18-agent Orlando-based team, The Pozek Group. Founded in 2016, The Pozek Group has earned national recognition for its production, brand presence and community impact. Pozek began his real estate career in 2003 as an investor and appraiser and has since built a brand known for market expertise, innovation and agent development. Many of the team's original members remain within the organization today, reflecting his people-first leadership philosophy and long-term commitment to agent success.

"As an agent and team leader, I've experienced firsthand what works-and what doesn't-across different brokerage models," Pozek said. "One of the reasons I brought my team back to Real is because the company genuinely lives its mission of making agents' lives better. Agents have a real stake in the company, and joining the Board allows me to bring that perspective to the table in a meaningful way, helping guide growth, protect agent interests and share the future of the company."

In addition to his Board responsibilities, Pozek, who has become known for showcasing why Orlando is a great place to live through storytelling, will continue to serve as founder and CEO of The Pozek Group. By remaining actively engaged in day-to-day production and team leadership, he will stay closely connected to agents' real-world needs and serve as a trusted bridge between the agent community and the Board.

The addition of Pozek increases The Real Brokerage Board of Directors to nine members.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simpler. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states across the U.S. and Canada, Real supports over 32,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Statements
Some of the statements in this press release are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's growth. These forward-looking statements are subject to risks, uncertainties and assumptions, including the risk of slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. Accordingly, these forward-looking statements should be evaluated with consideration given to the many risks and uncertainties that could cause actual results and events to differ materially from those in the forward-looking statements. They include the risks discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 6, 2025, and "Risks and Uncertainties" in the Company's Quarterly Management's Discussion and Analysis for the period ended September 30, 2025, copies of which are available under the Company's SEDAR+ profile at www.sedarplus.ca. It is not possible for management to predict all the possible risks that could affect Real or to assess the impact of all possible risks on Real's business.

Investor inquiries, please contact:
Loren Irwin
Director, Investor Relations and Financial Reporting
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Senior Director, Marketing, Communications & Brand
press@therealbrokerage.com
201.564.4221